FLY Leasing Reports Fourth Quarter and
Full Year 2014 Financial Results

Dublin, Ireland, March 11, 2015 – FLY Leasing Limited (NYSE: FLY), a global leader in aircraft leasing, today announced its financial results for the fourth quarter and full year of 2014.

Fourth Quarter 2014 Highlights

•	Net income of $15.5 million, $0.37 per share

•	Total revenues of $120.3 million, 40% up on Q4 2013

•	Acquired six aircraft for $275.7 million, increasing portfolio to 127 aircraft

•	Raised $400 million in unsecured debt to finance aircraft acquisitions

•	Declared 29th consecutive quarterly dividend

2014 Full Year Highlights

•	Net income of $56.1 million, $1.32 per share

•	Total revenues of $426.7 million, 15% up on prior year

•	Grew portfolio value by 22% to $3.7 billion

•	Invested $951.5 million in 22 aircraft

•	Sold eight aircraft for a net gain of $18.9 million

•	Unrestricted cash of $337.6 million at year end

•	Paid four quarterly dividends totaling $1.00 per share

“FLY is reporting strong fourth quarter and full year results,” said Colm Barrington, FLY’s CEO. “Our fourth quarter and full year revenues are up 40% and 15%, respectively, driven by the successful rejuvenation of our fleet through the acquisition of newer aircraft and the sale of older models. This strategy has lowered the average age of our fleet to 7.8 years and increased our average lease term to over five years. We grew our book value per share to $18.32.”

“This is the second successive year in which we have grown our fleet substantially,” added Barrington. “In 2014, we bought 22 aircraft, mainly through sale and leaseback transactions with airlines, increasing our fleet value by 22% to more than $3.7 billion. In addition, we have continued to monetize older aircraft at premiums to book value, demonstrating the strong inherent value in our fleet. And we have continued to pay attractive quarterly dividends of 25 cents per share.”

“The global airline industry is in a healthy state, spurred by increasing passenger traffic and lower fuel prices. Airline profits reached record levels in 2014, with further improvements forecast for 2015. This industry health has stimulated demand from our airline customers to grow their fleets, and with aircraft manufacturers sold out for many years ahead, leasing is a key source of additional capacity. With ample capital and a nimble strategy that allows us to act quickly to take advantage of opportunities in the market, FLY is in an excellent position to continue its growth and deliver value to its shareholders,” said Barrington.

Financial Results

FLY is reporting Net income of $15.5 million or $0.37 per diluted share for the fourth quarter of 2014. This compares to Net income of $13.4 million or $0.32 per diluted share for the same period of 2013. The fourth quarter 2014 results include $21.7 million of end of lease income compared to the fourth quarter of 2013 in which there was none. However, the fourth quarter 2013 results included $18.6 million in net gains associated with refinancing transactions.

Total revenues for the fourth quarter of 2014 were $120.3 million, compared to $85.5 million for the same period in the previous year, an increase of 40.7%.

Net income for the year ended December 31, 2014 was $56.1 million or $1.32 per diluted share compared to $52.5 million or $1.50 per diluted share for 2013. For 2014, end of lease income was $39.8 million and gains on aircraft sales totaled $18.9 million. The 2013 results included $47.6 million in end of lease income and $6.3 million in gains on aircraft sales.

Total revenues for 2014 were $426.7 million, compared to $369.5 million in 2013, an increase of 15.5%.

Adjusted Net Income

Adjusted Net Income was $16.9 million for the fourth quarter of 2014 compared to $4.9 million in the same period in the previous year. On a per share basis, Adjusted Net Income was $0.41 in the fourth quarter of 2014 compared to $0.12 in the fourth quarter of 2013.

For each of the years ended December 31, 2014 and 2013, Adjusted Net Income was $57.4 million. On a per share basis, Adjusted Net Income was $1.38 in 2014 and $1.68 in 2013.

A reconciliation of Adjusted Net Income to net income determined in accordance with GAAP is shown below.

Dividend

On February 20, 2015, FLY paid a dividend of $0.25 per share in respect of the fourth quarter of 2014 to shareholders of record on January 30, 2015. This dividend is FLY’s 29th consecutive quarterly dividend and brought the total dividend in respect of 2014 to $1.00 per share. Dividends paid since FLY was listed in September 2007 total $7.37 per share.

Financial Position

At December 31, 2014, FLY’s total assets were $4.2 billion, including flight equipment with a net book value of $3.7 billion. Total cash at December 31, 2014 was $476.7 million, of which $337.6 million was unrestricted.

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Aircraft Portfolio

At December 31, 2014, FLY’s 127 aircraft, shown in the table below, were on lease to 64 lessees in 36 countries.

Portfolio(1) at	Dec. 31, 2014	Dec 31, 2013
Airbus A319	18	19
Airbus A320	27	27
Airbus A321	3	-
Airbus A330	4	1
Airbus A340	3	3
Boeing 737	57	48
Boeing 747	1	1
Boeing 757	11	11
Boeing 767	1	1
Boeing 777	1	1
Boeing 787	1	1
Total	127	113

(1) The table does not include the four B767 aircraft owned by a joint venture in which FLY has a 57% interest

At December 31, 2014, the average age of FLY’s fleet, weighted by the net book value of each aircraft, was 7.8 years compared to 8.6 years at December 31, 2013. The average remaining lease term, also weighted by net book value, was 5.3 years as of December 31, 2014, an increase of approximately 12 months from the prior year. At December 31, 2014, FLY’s leases were generating annualized revenues of approximately $420 million. FLY’s lease utilization factor was 99% for the fourth quarter of 2014 and for the year ended December 31, 2014. At December 31, 2014, there were three aircraft off-lease.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Wednesday, March 11, 2015. Participants should call +1-253-237-1145 (International) or 800-535-7056 (North America) and enter confirmation code 67575239 or ask an operator for the FLY Leasing earnings call. A replay will be available shortly after the call. To access the replay, please dial +1-404-537-3406 (International) or 855-859-2056 (North America) and enter confirmation code 67575239. The telephone replay will be available for one week. A live webcast of the conference call will be also available in the investor section of FLY’s website at www.flyleasing.com. An archived webcast will be available for one year.

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About FLY

FLY is a global aircraft leasing company with a fleet of modern, high-demand and fuel-efficient commercial jet aircraft. FLY acquires and leases its aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, a worldwide leader in aircraft lease management and financing. For more information about FLY, please visit our website at www.flyleasing.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission from time to time, including its Annual Report on Form 20-F and its reports on Form 6-K. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #

Contact:

Matt Dallas

FLY Leasing Limited

+1 203-769-5916

ir@flyleasing.com

Fly Leasing Limited West Pier Dun Laoghaire Co Dublin, Ireland

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FLY Leasing Limited

Consolidated Statements of Income

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Dec. 31, 2014 (Unaudited)	Three months ended Dec. 31, 2013 (Unaudited)	Year ended Dec. 31, 2014 (Audited)	Year ended Dec. 31, 2013 (Audited)
Revenues
Operating lease revenue	$119,993	$84,826	$404,668	$359,409
Equity earnings from unconsolidated subsidiary	351	494	2,456	1,871
Gain on sale of aircraft	—	—	18,878	6,277
Interest and other income	(56)	149	662	1,930
Total revenues	120,288	85,469	426,664	369,487
Expenses
Depreciation	49,059	39,749	175,547	146,400
Aircraft impairment	—	8,825	—	8,825
Interest expense	40,392	30,198	142,519	120,399
Net (gain) loss on extinguishment of debt	88	(18,585)	(3,922)	(15,881)
Selling, general and administrative	10,313	10,055	41,148	37,418
Ineffective, dedesignated and terminated derivatives	189	(243)	72	(1,263)
Maintenance and other costs	2,286	2,967	6,960	15,454
Total expenses	102,327	72,966	362,324	311,352
Net income before provision for income taxes	17,961	12,503	64,340	58,135
Provision (benefit) for income taxes	2,482	(909)	8,263	5,659
Net income	$15,479	$13,412	$56,077	$52,476
Weighted average number of shares
- Basic	41,432,998	41,306,338	41,405,211	34,129,880
- Diluted	41,479,349	41,431,486	41,527,584	34,243,456
Earnings per share
- Basic	$0.37	$0.32	$1.32	$1.51
- Diluted	$0.37	$0.32	$1.32	$1.50
Dividends declared and paid per share	$0.25	$0.22	$1.00	$0.88

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FLY Leasing Limited

Consolidated Balance Sheets

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Dec. 31, 2014 (Audited)	Dec. 31, 2013 (Audited)
Assets
Cash and cash equivalents	$337,560	$404,472
Restricted cash and cash equivalents	139,139	174,829
Rent receivables	4,887	2,922
Investment in unconsolidated subsidiary	4,002	8,179
Flight equipment held for operating lease, net	3,705,407	3,034,912
Fair market value of derivative assets	2,067	7,395
Other assets, net	31,608	39,650
Total assets	$4,224,670	$3,672,359
Liabilities
Accounts payable and accrued liabilities	$18,431	$16,592
Rentals received in advance	19,751	17,422
Payable to related parties	2,772	3,756
Security deposits	64,058	52,837
Maintenance payment liability	254,514	233,811
Unsecured borrowings, net	689,452	291,567
Secured borrowings, net	2,335,328	2,254,705
Fair market value of derivative liabilities	23,311	24,577
Deferred tax liability, net	16,289	7,746
Other liabilities	41,890	20,523
Total liabilities	3,465,796	2,923,536
Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 41,432,998 and 41,306,338 shares issued and outstanding at December 31, 2014 and 2013, respectively	41	41
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	658,522	658,492
Retained earnings	117,402	104,143
Accumulated other comprehensive loss, net	(17,091)	(13,853)
Total shareholders’ equity	758,874	748,823
Total liabilities and shareholders’ equity	$4,224,670	$3,672,359

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FLY Leasing Limited

Consolidated Statements of Cash Flows

(DOLLARS IN THOUSANDS)

	Year ended Dec. 31, 2014 (Audited)	Year ended Dec. 31, 2013 (Audited)
Cash Flows from Operating Activities
Net Income	$56,077	$52,476
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity earnings from unconsolidated subsidiary	(2,456)	(1,871)
Gain on sale of aircraft	(18,878)	(6,277)
Depreciation	175,547	146,400
Aircraft impairment	—	8,825
Amortization of debt issuance costs	5,380	5,735
Amortization of lease incentives	18,934	9,019
Amortization of lease discounts/premiums and other items	9,977	8,173
Amortization of fair market value adjustments associated with the GAAM acquisition	6,260	12,602
Net gain on extinguishment of debt	(3,960)	(15,881)
Share-based compensation	30	3,177
Provision for deferred income taxes	6,169	6,195
Unrealized loss (gain) on derivative instruments	38	(1,263)
Security deposits and maintenance payment liability relieved	(30,376)	(31,360)
Security deposits and maintenance payment claims applied towards operating lease revenues	—	(2,596)
Distributions from unconsolidated subsidiary	5,501	—
Changes in operating assets and liabilities:
Rent receivables	(4,767)	(4,982)
Other assets	(1,589)	(1,969)
Payable to related parties	(12,848)	(10,544)
Accounts payable and accrued liabilities	7,407	(1,305)
Rentals received in advance	2,699	2,344
Other liabilities	8,020	4,576
Net cash flows provided by operating activities	227,165	181,474
Cash Flows from Investing Activities
Distributions from unconsolidated subsidiary	1,132	—
Purchase of additional aircraft	(915,450)	(632,944)
Proceeds from sale of aircraft	88,617	48,539
Payment for aircraft improvement	(9,841)	—
Lessor contribution to maintenance	(5,017)	(24,185)
Net cash flows used in investing activities	(840,559)	(608,590)

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	Year ended Dec. 31, 2014 (Audited)	Year ended Dec. 31, 2013 (Audited)
Cash Flows from Financing Activities
Restricted cash and cash equivalents	35,690	(39,731)
Security deposits received	18,134	13,910
Security deposits returned	(4,728)	(7,271)
Maintenance payment liability receipts	85,172	56,968
Maintenance payment liability disbursements	(45,412)	(16,612)
Debt extinguishment costs	—	(3,856)
Proceeds from unsecured borrowings	396,563	291,389
Proceeds from secured borrowings	298,658	587,083
Proceeds from Term Loan upsizing	—	101,892
Debt issuance costs	(1,803)	(11,825)
Repayment of secured borrowings	(192,974)	(444,607)
Proceeds from issuance of shares, net of fees paid	—	172,595
Dividends	(41,392)	(30,531)
Dividend equivalents	(1,426)	(940)
Net cash flows provided by financing activities	546,482	668,464
Net increase (decrease) in cash	(66,912)	241,348
Cash at beginning of period	404,472	163,124
Cash at end of period	$337,560	$404,472

Supplemental Disclosure:
Cash paid during the period for:
Interest	$119,745	$97,451
Taxes	188	84
Noncash Activities:
Other liabilities applied to maintenance payment liability and rent receivables	979	—
Security deposits applied to maintenance payment liability, rent receivables, rentals received in advance, and other assets	1,938	1,414
Maintenance payment liability applied to rent receivables and rentals received in advance	—	4,446
Noncash activities in connection with purchase of aircraft:
Security deposits and maintenance payment liability assumed	16,559	1,774
Other liabilities applied to purchase of aircraft	6,885	—--
Rent receivable applied to purchase of aircraft	1,567	—
Deposits applied to purchase of aircraft	991	—
Noncash activities in connection with sale of aircraft:
Security deposits and maintenance payment liability applied	8,678	—
Refundable deposits applied to sale of aircraft	3,376	—
Rent receivable applied to sale of aircraft	425	—
Secured borrowings assumed by buyer	—	38,500
Derivative liabilities assumed by buyer	—	5,000

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FLY Leasing Limited

Reconciliation of Adjusted Net Income, a Non-GAAP Financial Measure, to Net Income

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Dec. 31, 2014 (Unaudited)	Three months ended Dec. 31, 2013 (Unaudited)	Year ended Dec. 31, 2014 (Unaudited)	Year ended Dec. 31, 2013 (Unaudited)
Net Income	$15,479	$13,412	$56,077	$52,476
Add (less):
Ineffective, dedesignated and terminated derivatives	189	(243)	72	(1,263)
Net (gain) loss on extinguishment of debt	88	(18,585)	(3,922)	(15,881)
Aircraft impairment	—	8,825	—	8,825
Non-cash share based compensation	80	892	30	3,177
Adjustments related to GAAM Portfolio acquisition:
Amortization of fair value adjustments recorded in purchase accounting	1,307	1,647	6,260	12,602
Income tax effects	(202)	(1,045)	(1,148)	(2,553)
Adjusted Net Income	$16,941	$4,903	$57,369	$57,383
Weighted average diluted shares outstanding	41,479,349	41,431,486	41,527,584	34,243,456
Adjusted Net Income per share	$0.41	$0.12	$1.38	$1.68

Adjusted Net Income Plus Depreciation and Amortization, a Non-GAAP Financial Measure, to Net Income

(DOLLARS IN THOUSANDS)

	Three months ended Dec. 31, 2014 (Unaudited)	Three months ended Dec. 31, 2013 (Unaudited)	Year ended Dec. 31, 2014 (Unaudited)	Year ended Dec. 31, 2013 (Unaudited)
Adjusted Net Income	$16,941	$4,903	$57,369	$57,383
Add:
Depreciation	49,059	39,749	175,547	146,400
Other amortization	9,209	4,784	33,320	21,676
Provision for deferred income taxes	829	194	7,317	8,748
Adjusted Net Income Plus Depreciation and Amortization	$76,038	$49,630	$273,553	$234,207

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FLY defines Adjusted Net Income as net income plus or minus the after-tax impacts of ineffective, dedesignated or terminated cash flow hedges, non-cash share-based compensation, gains and losses on extinguishment of debt, impairment charges, and adjustments related to the GAAM portfolio acquisition comprised of amortization of fair value adjustments recorded in purchase accounting. FLY believes that Adjusted Net Income provides information that is useful in evaluating the operating performance of FLY’s business and facilitates period over period comparisons. It also provides additional information that is useful for evaluating the underlying operating performance of FLY’s business without regard to gains and losses related to refinancing activity, impairment charges, share based compensation, changes in the fair value of ineffective cash flow hedges, and the impacts of fair-value adjustments of debt and leases that FLY assumed in connection with the GAAM portfolio.

Adjusted Net Income Plus Depreciation and Amortization is a cash flow measure that provides investors with an additional measure for evaluating FLY’s ongoing cash earnings, from which capital investments are made, debt is serviced and dividends are paid. However, this measure excludes certain positive and negative cash items, including principal payments on debt, and therefore has certain important limitations as an indicator of FLY’s ability to pay dividends and reinvest in its business. Management uses Adjusted Net Income and Adjusted Net Income Plus Depreciation and Amortization as measures for assessing FLY’s performance.

Adjusted Net Income and Adjusted Net Income Plus Depreciation and Amortization should be considered as supplements to, and not as a substitute for net income or other financial measures determined in accordance with U.S. generally accepted accounting principles. FLY’s definitions may be different than those used by other companies.

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